

June 30, 2010

Mr. Patrick Flynn
Chief Financial Officer
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands

   Re: **ING Groep N.V.**
     Form 20-F for Fiscal Year Ended December 31, 2009
     Filed on March 18, 2010
     File No. 001-14642

Dear Mr. Flynn:

   We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

   After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Consolidated Profit and Loss Account of ING Group, page F-4

1. In addition to basic and diluted earnings per ordinary share, you present net result per ordinary share which is computed by dividing net result attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding prior to the impact of the rights offering bonus element. Please explain to us how your presentation

of net result per ordinary share complies with IFRS, in particular paragraphs 73 and 73A
of IAS 33, including:
- Why you did not include in the denominator the impact of the rights offering bonus element; and
- Why you do not present basic and diluted net result per ordinary share.

2.1. Notes to the Consolidated Financial Statements
2.1.1 Accounting Policies for the Consolidated Balance Sheet and Profit and Loss Account of
        ING Group
Critical Accounting Policies
Loan Loss Provisions, page F-12

2.   Please revise your policy disclosure to indicate how you measure your loan loss
        provisions. If true, indicate that the impairment loss equals the excess of the carrying
        value over the present value of the estimated future cash flows discounted at the loans'
        original effective interest rate. Otherwise, please explain to us how your loan loss
        provision measurement complies with IFRS and reference for us the authoritative
        literature you relied upon to support your position. In your disclosure, please clarify how
        you differentiate between individually assessed loans and receivables and the collective
        assessment of all other loans and receivables. In addition, please disclose whether and
        when you reverse impairment losses on loans and receivables.

Impairments, page F-13

3.   Please revise your goodwill impairment disclosure to clarify how you considered that
        your book value of equity is greater than your market capitalization in your goodwill
        impairment tests.   Please also consider revising your disclosure to indicate, if true, that
        no reporting units with material goodwill are at risk of being impaired under paragraph
        104 of IAS. Otherwise, for each reporting unit with material goodwill that is at risk of
        being impaired, please disclose:
        - The percentage by which the recoverable amount exceeded carrying value as of the most recent test date;
        - The methods and key assumptions used and how the key assumptions were determined;
        - A discussion of the degree of uncertainty associated with the key assumptions; and
        - A description of the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

2.1.3. Notes to the Consolidated Balance Sheet of ING Group
4 Investments, page F-31

4.   On page F-34 you indicate that borrowed equity securities, convertible bonds and debt
        securities are not recognized on your balance sheet. Please revise your policy disclosure
        to discuss your accounting for borrowed securities, or tell us where this disclosure is

made. Separately tell us the authoritative literature you rely upon to support your accounting. In addition, please revise your disclosure here to clarify what these borrowed debt securities represent.

19 Customer deposits and other funds on deposit, page F-57

5.   Please revise your disclosure to explain the amended product features and internal procedures that allow you to present certain balances on a net rather than on a gross basis. Tell us how you meet the criteria set by IAS 32 for the offsetting of assets and liabilities.

2.1.4. Additional Information to the Consolidated Balance Sheet of ING Group
23 Liabilities by contractual maturity, page F-66

6.   You disclose that the maturities presented in your table are based on undiscounted cash flows. It is unclear why the maturities presented in your table for your insurance and investment contract obligations agree to the reported balance on your balance sheet without reconciliation if these obligations are in part discounted. Please revise your table to present the total estimated undiscounted cash flows and reconcile this total to the liability presented on your balance sheet.

7.   You indicate that the amounts presented in the column Adjustment reconcile the contractual maturity amounts to the balance sheet value. Given the materiality of the adjustments for your trading derivatives and non-trading derivatives, please disclose the primary underlying cause for their reconciling items.

33 Related Parties
Transactions with the Dutch State
Illiquid Asset Back-Up Facility, page F-85

8.   As a result of the IABF, you derecognized 80% of your Alt-A RMBS portfolio from your balance sheet. Please explain how your accounting complies with the derecognition provisions of IAS 39 and provide us your analysis that concluded that substantially all of the risks and rewards of the Alt-A RMBS portfolio was transferred to the Dutch State. In your response, please clarify whether you met all the requirements in paragraph 19 of IAS 39 related to retained contractual rights as you appear to maintain legal ownership of 100% of your Alt-A RMBS portfolio. In addition, please clarify whether you recorded an asset or liability for servicing rights associated with the portfolio under paragraph 20(a) of IAS 39.

2.1.5. Notes to the Consolidated Profit and Loss Account of ING Group
48 Taxation, page F-109

9.   In your rate reconciliation for 2008 and 2009, you disclose adjustments related to prior periods that appear to be material to the current period benefits recorded. Please revise

your disclosure to discuss the nature of these adjustments, including a discussion whether you anticipate a continuing impact from these adjustments.

2.1.6 Segment Reporting
51 Operating segments, page F-111

10.   Please revise your disclosure to present segment assets and liabilities and reconciliations of these amounts to the consolidated totals as required by paragraphs 21(b) and 21(c) of IFRS 8. Otherwise, please tell us where you made these disclosures.

11.   Please revise your disclosure to present the entity-wide disclosures about products and services as required by paragraph 31 of IFRS 8 or tell us where this information is presented.

ING Group: ING Group Financial Risk Profile
Earnings at Risk, page F-126

12.   You disclose that your credit risk increased in 2009 because specific impairment rules for available for sale debt securities are better reflected in your risk dashboard. Please address the following:
   •   Please explain to us how your impairment rules changed in 2009;
   •   Please explain why you changed your impairment rules;
   •   Please clarify whether you also applied these rule changes in the evaluation of impairment charges recorded in your basic financial statements or whether this change relates solely to your Earnings at Risk disclosures; and
   •   Please explain whether these rule changes were prompted by changes in impairment guidance under IFRS and, if so, reference for us the authoritative literature you rely upon to support your position.

ING Insurance
Reserve adequacy, page F-150

13.   You disclose that reserve adequacy at all business lines are adequate on a standalone basis at a 90% confidence level, except business line Americas that is inadequate by EUR 1.6 billion. Please revise your disclosure consistent with your policy disclosure on page F-26 to indicate whether this shortfall was offset against amounts at other business lines or recognized immediately in the profit and loss account. In your response, please also clarify how your liability adequacy test policy meets the minimum requirements of paragraph 16 of IFRS 4, explaining why it is appropriate to offset deficiencies against adequacies in other business lines instead of charging them to profit and loss under paragraph 16(b).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant